UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A (Amendment No. 1)

(Mark One)

[ ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: _______________

OR

[ x ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	July 1, 2019 to December 31, 2019

Commission file number: 001-35593

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HomeTrust Bank KSOP Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, North Carolina 28801

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 on Form 11-K/A ("Form 11-K/A"), which amends the Annual Report on Form 11-K of the HomeTrust Bank KSOP Plan (the “Plan”) filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2020 (the "Original Form 11-K"), is to include the information in this Explanatory Note, as required by the SEC’s “Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies” dated March 25, 2020 (Release No. 34-88465) (the “Order”).
Due to circumstances related to the coronavirus ("COVID-19") pandemic, in reliance on the Order, HomeTrust Bancshares, Inc. (the “Company”), the Plan Administrator of the Plan, filed a Form 8-K on June 29, 2020 (the “Form 8-K”) to utilize an extension for the filing of the Original Form 11-K for up to 45 days after the original June 29, 2020 due date of the Original Form 11-K.
As reported in the Form 8-K, the Company has experienced disruptions to its internal operations as a result of the COVID-19 pandemic. Many of its employees, including human resources personnel, have been working remotely. On March 1, 2020, all human resources personnel were diverted to addressing the pandemic and focused on impacts to the Company’s employees, revising the Company’s employee benefit plans to comply with the Coronavirus Aid, Relief and Economic Security Act and supporting the Company’s business lines in developing safe protocols for employees and customers while conducting essential business. These protocols have continued to evolve as the states in which the Company operates modify pandemic-related restrictions on business activities.
As also reported in the Form 8-K, the Plan’s third-party administrator (the “TPA”) has likewise experienced disruptions to its business and operations as a result of the COVID-19 pandemic. Many of the standard reports the Company receives from the TPA in the areas of year-end compliance, employer discretionary contributions and audit testing were delayed. Standard reports that the Plan’s independent registered public accounting firm receives from the TPA also were delayed, delaying the completion of the audit for the plan year ended December 31, 2019. In the course of reviewing the TPA’s reports on employer discretionary contributions, errors in the crediting of these contributions were identified. Although these errors were not material and have been corrected, they further delayed the completion of the Original Form 11-K.
No other changes have been made to the Original Form 11-K, and this Form 11-K/A does not amend, update, or change any other disclosures contained in the Original Form 11-K, which is restated herein in its entirety.

HOMETRUST BANK KSOP PLAN

Required Information

The HomeTrust Bank KSOP Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the HomeTrust Bank KSOP Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of Dixon Hughes Goodman LLP.

HOMETRUST BANK KSOP PLAN

Report of Independent Registered Public Accounting Firm
Plan administrator and Plan participants of Home Trust Bank KSOP Plan
Asheville, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the HomeTrust Bank KSOP Plan (the "Plan") as of December 31, 2019 and June 30, 2019, and the related statement of changes in net assets available for benefits for the six-month period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and June 30, 2019 and the changes in net assets available for benefits for the six-month period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP
We have served as the Plan's auditor since 2005.
Asheville, North Carolina
August 13, 2020

HOMETRUST BANK KSOP PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and June 30, 2019

	December 31, 2019			June 30, 2019
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Cash	$—	$93,698	$93,698	$—	$—	$—

Investments, at fair value:
Mutual funds	9,693,236	—	9,693,236	8,749,975	—	8,749,975
Common collective trusts	22,636,743	—	22,636,743	21,185,511	—	21,185,511
Self-directed brokerage accounts	246,462	—	246,462	192,424	—	192,424
HomeTrust Bancshares, Inc. common stock	10,912,114	18,450,991	29,363,105	11,242,826	17,288,778	28,531,604
Investments, at contract value:
Stable value anchor account	4,509,608	—	4,509,608	6,189,190	—	6,189,190
Total investments	47,998,163	18,450,991	66,449,154	47,559,926	17,288,778	64,848,704
Receivables:
Notes receivable from participants	943,635	—	943,635	1,023,139	—	1,023,139

Total assets	48,941,798	18,544,689	67,486,487	48,583,065	17,288,778	65,871,843

Liabilities:
Loan payable to HomeTrust Bancshares, Inc.	—	7,412,265	7,412,265	—	7,412,265	7,412,265

Net Assets Available for Benefits	$48,941,798	$11,132,424	$60,074,222	$48,583,065	$9,876,513	$58,459,578
The accompanying notes are an integral part of these financial statements.

HOMETRUST BANK KSOP PLAN
Statement of Changes in Net Assets Available for Benefits
Six-Month Period Ended December 31, 2019

Additions To Net Assets Attributed To:	Allocated	Unallocated	Total
Investment income:
Net appreciation in fair value of investments	$2,881,978	$1,162,213	$4,044,191
Dividends and interest	126,357	93,698	220,055
Total investment income	3,008,335	1,255,911	4,264,246

Interest income on notes receivable from participants	24,944	—	24,944

Contributions:
Employer contributions	318,243	—	318,243
Participant contributions	1,199,085	—	1,199,085
Rollover contributions	227,948	—	227,948
Total contributions	1,745,276	—	1,745,276

Total Additions	4,778,555	1,255,911	6,034,466

Deductions From Net Assets Attributed To:
Benefits paid to participants	4,320,872	—	4,320,872
Administrative expenses	98,950	—	98,950
Total Deductions	4,419,822	—	4,419,822

Net Increase	358,733	1,255,911	1,614,644

Net Assets Available for Benefits
Beginning of period	48,583,065	9,876,513	58,459,578
End of period	$48,941,798	$11,132,424	$60,074,222
The accompanying notes are an integral part of these financial statements.

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
As of December 31, 2019 and June 30, 2019 and for the Six-Month Period Ended December 31, 2019

1. Description of the Plan
The following description of the HomeTrust Bank KSOP Plan (the "KSOP" or the "Plan") provides only general information. Participants should refer to the KSOP's plan document for a more complete description of the KSOP's provisions.
Plan Merger
Prior to July 1, 2015, HomeTrust Bank (the "Bank"), a wholly owned subsidiary of HomeTrust Bancshares, Inc., a financial holding company (sometimes referred to below as the "Company"), sponsored a defined contribution plan covering eligible employees of the Bank named the HomeTrust Bank 401(k) Plan (the "401(k) Plan") and the Company sponsored an employee stock ownership plan named the HomeTrust Bancshares, Inc. Employee Stock Ownership Plan (the "ESOP"). Effective July 1, 2015, the ESOP was merged into the 401(k) Plan to form the KSOP. All participants in the ESOP became participants in the KSOP plan at July 1, 2015.
All shares of HomeTrust Bancshares, Inc. common stock allocated to an ESOP participant were moved to a separate individual account in the KSOP for that participant, while all unallocated shares were recorded as assets in the KSOP and the loan from HomeTrust Bancshares, Inc. to the ESOP was recorded as a liability of the KSOP. Certain 401(k) Plan provisions affecting participant plan eligibility and diversification related to the transferred assets were amended in the KSOP.
Change in Plan Year
Effective July 1, 2019, the Plan's year-end changed from June 30 to December 31, resulting in a transition period, or short plan year, of July 1, 2019 to December 31, 2019.
General
The KSOP consists of two components. One component is a profit sharing plan under Section 401(k) of the Internal Revenue Code ("IRC"). The other component is a qualified stock bonus plan under IRC 401(a) and an employee stock ownership plan under IRC 4975(e)(7). The KSOP is subject to the provisions of ERISA.
The KSOP holds common shares of the Company obtained through the proceeds of a loan from the Company (Note 8), and holds the stock in a trust. The borrowing is being repaid over a period of 20 years using contributions from the Bank to the trust fund. As the KSOP makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the IRC. The borrowing is collateralized by unallocated shares of stock. The Company has no rights against shares once they are allocated under the KSOP. Accordingly, the financial statements of the KSOP present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock ("Allocated") and stock not yet allocated to employees ("Unallocated"). Principal Trust Company ("Principal" or "Trustee") serves as the trustee of the KSOP.
Eligibility
Employees of the Company and the Bank are generally eligible to participate in the KSOP by making elective deferrals and receiving Company matching contributions once they have been employed for 30 days. Plan entry dates are the first day of each month. Employees are eligible for Company discretionary contributions (including the ESOP discretionary contributions) after the completion of 1,000 hours of service within a plan year.
Contributions
Each year, participants may contribute up to the maximum amount allowed under the IRC. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). The KSOP includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate. Automatically enrolled participants have their deferral rate set at six percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants may change their deferral at any time.
The Company matches 50 percent of the first 6% of compensation that a participant contributes to the KSOP. The Company may make an additional discretionary contribution. Participants must have worked at least 1,000 hours and be employed on the last day of the plan year to be eligible for the additional discretionary contribution. Disabled or retired employees as defined by the KSOP are also eligible for the additional discretionary contribution. There were no discretionary contributions for the six-month period ended December 31, 2019. Contributions are subject to certain IRC limitations.
Excluding profit sharing contributions, the Bank may contribute cash to the ESOP component in such an amount determined by the board of directors, provided however, that the amount is sufficient to pay the annual loan payment to the Company. During the six-month period ended December 31, 2019, the Bank did not make a contribution to the ESOP component.

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
As of December 31, 2019 and June 30, 2019 and for the Six-Month Period Ended December 31, 2019

Participant Accounts
Individual accounts are maintained for each KSOP participant. Each participant account is credited with the participant's contributions, an allocation of shares of the Company’s common stock released by the Trustee from the unallocated account, allocations of the Company's contributions and plan earnings, and charged with plan administrative expenses and plan losses. Allocations of shares of the Company’s common stock are based on a participant's eligible compensation relative to total eligible compensation. KSOP earnings and losses are allocated to each participant's account based on the ratio of the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Options
Participants may direct employee and Company matching contributions, including any discretionary contributions, to any of the KSOP's investment options. As of December 31, 2019, the KSOP's investment options include self-directed brokerage accounts, mutual funds, common collective trust funds, a fully benefit-responsive investment contract, and HomeTrust Bancshares, Inc. common stock. Participants have the immediate right to elect to diversify any publicly traded employer securities held in their Company stock account attributable to Company contributions and reinvest the proceeds in any other investments available under the KSOP.
Notes Receivable from Participants
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested balance. Loan terms range from one to five years but may be longer for the purchase of a primary residence. The loans are secured by the balance in the participant's vested account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates ranged from 4.25% to 6.50% as of December 31, 2019. Principal and interest are paid through payroll deductions.
Vesting
Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant's share of employer contributions vests in 20% increments for years two through six, with the participant being 100% vested after six years of service, based on the participant's entry date.
Put Option
In the event that the employer securities distributed to a participant are not readily tradable on an established market, the participant is entitled to require that the employer repurchase the securities under the fair valuation formula as provided by governmental regulations. The price is determined as of the most recent valuation date (each December 31) under the KSOP. The Company can pay for the purchase with interest over a period of five years if the fair market value of the stock exceeds a specified limit described in the plan document. The Company's common stock is currently readily tradable on an established market.
Voting Rights
Each eligible participant is entitled to instruct the Trustee on how to vote the shares of Company common stock held in the participant's KSOP account on any matters requiring a shareholder vote. In the event the participant fails to give timely voting instructions to the Trustee with respect to the voting of the shares of Company common stock held in the participant's KSOP account, and in the case of shares held by the KSOP but not allocated to any participant's account, the Trustee will vote such shares in the same proportion as directed by the participants who directed the Trustee as to the manner of voting the shares held in their KSOP accounts with respect to each matter.
Forfeited Accounts
Forfeitures of participants' nonvested accounts are applied to pay KSOP expenses or reduce future employer contributions. At December 31, 2019 and June 30, 2019, there were $40,640 and $14,362, respectively, of forfeited nonvested accounts that had not yet been utilized. During the six-month period ended December 31, 2019, employer contributions were reduced by $132,476 from forfeited nonvested accounts.
Payment of Benefits
On termination of service due to death, disability, retirement, or other terminations of employment, a participant or, in the case of death, the participant's beneficiary, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, an annuity, or roll-over their vested interest to a qualified plan or IRA. Distributions may be made in the form of cash, Company common shares or a combination of both.
Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
As of December 31, 2019 and June 30, 2019 and for the Six-Month Period Ended December 31, 2019

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are required to be reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the KSOP. KSOP management determines the valuation policies utilizing information provided by the Trustee. See Notes 4 and 5 for further discussion of fair value and contract value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the KSOP's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Subsequent Events
Subsequent to the date of the statement of net assets available for benefits, the World Health Organization declared the outbreak of COVID-19, a novel strain of Coronavirus, a pandemic. This contagious disease outbreak has continued to spread across the globe and is impacting worldwide economic activity and financial markets.  The financial statements do not reflect any adjustments as a result of the subsequent increase in economic uncertainty.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was passed by Congress. The CARES Act, among other things, includes several relief provisions available to tax qualified retirement plans and their participants. Plan management is evaluating the impact of the CARES Act on the Plan.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.
3. Income Tax Status
As of July 1, 2019, the plan document was restated to incorporate previously adopted amendments to change the Plan year and to make certain other changes required by law and replaces the July 1, 2015 plan document that was restated when the 401(k) Plan and the ESOP were merged to create the KSOP. The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 18, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.
GAAP requires plan management to evaluate tax positions taken by the KSOP and recognize a tax liability (or asset) if the KSOP has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the KSOP, and has concluded that as of December 31, 2019 and June 30, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The KSOP is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Fair Value Measurements
GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
As of December 31, 2019 and June 30, 2019 and for the Six-Month Period Ended December 31, 2019

in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.
The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices available in active markets for identical investments as of the reporting date;

Level 2:
Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3:
Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2019 or June 30, 2019.
HomeTrust Bancshares, Inc. Common Stock and Mutual Funds
These investments are valued at the closing price reported on the active market on which individual securities are traded at the end of the plan year.
Common Collective Trust Funds
The net asset value ("NAV"), as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.
Self-Directed Brokerage Accounts
Accounts consist of a money market funds, mutual funds and various equity securities that are valued on the basis of readily determinable market prices.
The following tables present the financial assets measured at fair value on a recurring basis as of the following dates:

	December 31, 2019
Description	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$9,693,236	$—	$—	$9,693,236
HomeTrust Bancshares, Inc. common stock	29,363,105	—	—	29,363,105
Self-directed brokerage accounts	246,462	—	—	246,462
Total	$39,302,803	$—	$—	39,302,803
Common collective trust funds (a) (b)				22,636,743
Total investments at fair value				$61,939,546

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
As of December 31, 2019 and June 30, 2019 and for the Six-Month Period Ended December 31, 2019

	June 30, 2019
Description	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$8,749,975	$—	$—	$8,749,975
HomeTrust Bancshares, Inc. common stock	28,531,604	—	—	28,531,604
Self-directed brokerage accounts	192,424	—	—	192,424
Total	$37,474,003	$—	$—	37,474,003
Common collective trust funds (a) (b)				21,185,511
Total investments at fair value				$58,659,514

(a)
Represents investments in collective trust funds whose primary objective is to seek total return of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in the target date. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions, except as mentioned above.

(b)
In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between levels for the six-month period ended December 31, 2019.
The following table presents additional detail for the Company common stock as of December 31, 2019:

	Allocated	Unallocated
HomeTrust Bancshares, Inc. common shares:
Number of shares	406,713	687,700
Cost	$4,067,130	$6,877,000
Fair value	$10,912,114	$18,450,991
The quoted market value per share of the Company's common stock at December 31, 2019 and June 30, 2019 was $26.83 and $25.14, respectively.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
5. Fully Benefit-Responsive Investment Contracts
The KSOP has a fully benefit-responsive guaranteed investment contract ("GIC") with New York Life, which maintains contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
The GIC is included in the financial statements at contract value. Contract value, as reported to the KSOP by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the KSOP terminates its interest in the contract. The total contract value of the GIC at December 31, 2019 and June 30, 2019 was $4,509,608 and $6,189,190, respectively.
Certain events limit the ability of the KSOP to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the KSOP's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the KSOP, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a semi-annual basis for resetting.
6. Exempt Party-In-Interest Transactions
The KSOP invests in certain funds and accounts managed by Principal. Principal is the KSOP's trustee and third-party administrator. CapTrust is the KSOP's investment advisor. Such transactions qualify as exempt party-in-interest transactions. Fees paid by the KSOP for investment management services were included as a reduction of the return earned on each contract.

HOMETRUST BANK KSOP PLAN
Notes to Financial Statements
As of December 31, 2019 and June 30, 2019 and for the Six-Month Period Ended December 31, 2019

Certain plan investments are shares of HomeTrust Bancshares, Inc. common stock. HomeTrust Bank is the plan sponsor and, therefore, transactions related to this common stock, including dividend income earned by the plan, qualify as party-in-interest transactions.
In July 2012, the ESOP portion of the KSOP purchased 1,058,000 shares of Company common stock at a cost of $10,580,000 and allocates 52,900 shares to participants each plan year.
7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the KSOP to discontinue its contributions at any time and to terminate the KSOP subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts. Upon termination of the KSOP, all liabilities and expenses of the KSOP will be paid and shares of financed common stock held will be sold to the extent necessary in order to repay the loan.
8. Loan Payable/Related Party
In July 2012, the ESOP entered into a $10,580,000 term loan agreement with the Company. The proceeds of the loan were used to purchase 1,058,000 shares of the Company's common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid in annual payments of $667,618 of principal and interest at 2.30% over 20 years. Dividends paid on unallocated Company shares are used to reduce the annual principal payments.
The scheduled amortization of the loan for the next five years and thereafter is as follows:

2020	$748,547
2021	514,353
2022	526,183
2023	538,285
2024	550,666
Thereafter	4,534,231
$7,412,265
9. Risks And Uncertainties
The KSOP utilizes various investment securities. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant balances and the amounts reported in the financial statements.
10. Reconciliation of Financial Statements To Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2019 and June 30, 2019 financial statements to Schedule H of Form 5500:

	December 31,	June 30,
	2019	2019
Net assets available for benefits per the financial statements	$60,074,222	$58,459,578
Defaulted loans included on financial statements not included on Form 5500	—	(14,343)
Employer receivable included on Form 5500	58,717	—
Other adjustments	—	12
Net assets available for benefits per the Form 5500	$60,132,939	$58,445,247
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the six-month period ended December 31, 2019, to Schedule H of Form 5500:

Net increase in net assets available for benefits per the financial statements	$1,614,644
Employer receivable included on Form 5500	58,717
Defaulted loans included on Form 5500	14,331
Net increase per Form 5500	$1,687,692

HOMETRUST BANK KSOP PLAN
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
EIN 56-0181785
PLAN NUMBER 002
December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue Borrower, Interest Collateral, Par or Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
*	HomeTrust Bancshares, Inc.	Common Stock	$10,944,130	29,363,105
	New York Life	Stable Value Anchor Account		4,509,608
*	Principal Global Investors Trust Company	2025 CIT		3,984,723
	Northern Trust	S&P 500 Index Fund		3,170,047
*	Principal Global Investors Trust Company	2030 CIT		3,024,751
	Harbor Capital Advisors	Large Cap Growth		2,768,405
*	Principal Global Investors Trust Company	2035 CIT		2,489,366
*	Principal Global Investors Trust Company	2020 CIT		2,444,678
	Mass Mutual	Mid Cap Growth		2,012,035
*	Principal Global Investors Trust Company	2040 CIT		1,708,841
*	Principal Global Investors Trust Company	2015 CIT		1,504,527
	Capital Research and Management Company	EuroPacific		1,145,357
*	Principal Global Investors Trust Company	2045 CIT		1,084,878
	Metropolitan Management	Bond Investment Fund		1,020,867
*	Principal Global Investors Trust Company	2050 CIT		888,084
	John Hancock Advisors, LLC	Income Fund		843,296
	Carillon Tower Advisors	Small Cap Growth		716,265
	Northern Trust	Dow Jones Index Fund		689,013
*	Principal Global Investors Trust Company	2010 CIT		662,241
	Massachusetts Financial Services Company	Mid Cap Growth		635,935
	Victory Capital Management	Small Cap Growth		551,076
*	Principal Global Investors Trust Company	2055 CIT		470,482
*	Principal	Self-Directed Brokerage Account		246,462
*	Principal Global Investors Trust Company	Income Fund		238,429
	Northern Trust	Bond Index Fund		154,423
	Northern Trust	MSCI All Country World Index Fund		74,625
*	Principal Global Investors Trust Company	2060 CIT		37,781
*	Principal Global Investors Trust Company	2065 CIT		9,854
*	Participant loans***	4.25% - 6.50%, due through March 2033		943,635
				$67,392,789

*	Party-in-interest to the Plan.

**
Cost omitted for participant-directed investments. The allocated portion of HomeTrust Bancshares, Inc. common stock is participant-directed and the unallocated portion is not participant-directed. Cost information has been included for the total of this investment.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMETRUST BANK KSOP PLAN

	By:	HomeTrust Bancshares, Inc., as Plan Administrator

Date: August 13, 2020	By:	/s/Dana L. Stonestreet
Dana L. Stonestreet
Chairman, President, and Chief Executive Officer